UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GENTIVA HEALTH SERVICES, INC.

(Name of Subject Company)

GENTIVA HEALTH SERVICES, INC.

(Name of Person Filing Statement)

Common Stock, par value $.10 per share

(Title of Class of Securities)

37247A102

(CUSIP Number of Class of Securities)

John N. Camperlengo

Senior Vice President, General Counsel and Secretary

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339-3314

(770) 951-6450

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Dennis J. Block, Esq.

Greenberg Traurig, LLP

MetLife Building

200 Park Avenue

New York, NY 10166

(212) 801-2222

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Gentiva Health Services, Inc., a Delaware corporation (“Gentiva” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on June 30, 2014, relating to the tender offer by Kindred Healthcare Development 2, Inc. (the “Offeror”), a Delaware corporation and a wholly owned subsidiary of Kindred Healthcare, Inc., a Delaware corporation (“Kindred”), to purchase all of the outstanding shares of Gentiva’s Common Stock, par value $0.10 per share, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“Rights,” and together with the Gentiva Common Stock, the “Gentiva Common Shares”), at a price of $14.50 per share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

A description of the assumptions made and the limitations on the review undertaken in connection with the oral opinions of Barclays and Edge Healthcare Partners as of June 26, 2014 is furnished herewith as Annex B.

The press release issued by Gentiva on July 9, 2014 is furnished herewith as Annex C.

Gentiva’s investor presentation dated July 9, 2014 is furnished herewith as Annex D.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Statement is hereby amended by restating the paragraph under the heading “Forward-Looking Statements” in its entirety as follows:

Forward-Looking Statements.

This Schedule 14D-9 contains statements that are forward looking. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” “likely,” “estimate,” “may,” “continue,” “deliver,” and similar expressions of a future or forward-looking nature. These statements include, but are not limited to: the long-term value of strategic investments including One Gentiva and GentivaLink; the effects of scale and market position in the healthcare industry; the home health and hospice industry’s being poised for growth due to a rapidly expanding base of Medicare-eligible and dual-eligible patients and a return to more stable reimbursement trends; our prospects for continued growth and stockholder value creation; and the view that under the terms of Kindred’s Offer, our stockholders would sacrifice real value and opportunity. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Gentiva to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Gentiva assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include: general economic and business conditions; demographic changes; changes in, or failure to comply with, existing governmental regulations; impact on Gentiva of healthcare reform legislation and its implementation through governmental regulations; legislative proposals for healthcare reform; changes in Medicare, Medicaid and commercial payer reimbursement levels; the outcome of any inquiries into Gentiva’s operations and business practices by governmental authorities; compliance with any corporate integrity agreement affecting Gentiva’s operations; effects of competition in the markets in which Gentiva operates; liability and other claims asserted against Gentiva; ability to attract and retain qualified personnel; ability to

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access capital markets; availability and terms of capital; loss of significant contracts or reduction in revenues associated with major payer sources; ability of customers to pay for services; business disruption due to severe weather conditions, natural disasters, pandemic outbreaks, terrorist acts or cyber attacks; availability, effectiveness, stability and security of Gentiva’s information technology systems; ability to successfully integrate the operations of acquisitions Gentiva may make and achieve expected synergies and operational efficiencies within expected time-frames; ability to maintain compliance with financial covenants under Gentiva’s credit agreement; effect on liquidity of Gentiva’s debt service requirements; changes in estimates and judgments associated with critical accounting policies and estimates; and other factors described in other documents filed by Gentiva with the SEC.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENTIVA HEALTH SERVICES, INC.

By:	/s/ Eric R. Slusser

Name:	Eric R. Slusser
Title:	Executive Vice President, Chief Financial
Officer and Treasurer

Dated: July 9, 2014

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ANNEX B

Assumptions and Limitations in Connection with the Oral Opinions Delivered by Barclays and Edge Healthcare Partners to the Gentiva Board on June 26, 2014

In rendering their oral inadequacy opinions on June 26, 2014, each of Barclays and Edge Healthcare Partners assumed and relied upon the accuracy and completeness of the financial and other information used by them without any independent verification of such information (and neither Barclays nor Edge Healthcare Partners assumed responsibility or liability for any independent verification of such information) and further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the projections of the Company, upon the advice of the Company, Barclays and Edge Healthcare Partners assumed that the projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with the projections. Barclays and Edge Healthcare Partners assumed no responsibility for and expressed no view as to any projections of the Company or estimates or the assumptions on which they are based. In arriving at their opinions, Barclays and Edge Healthcare Partners did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Kindred or any of their respective subsidiaries and Barclays and Edge Healthcare Partners were not furnished with any such evaluation or appraisal. Barclays’ and Edge Healthcare Partners’ opinions necessarily are based upon market, economic and other conditions as they existed on, and can be evaluated as of, June 26, 2014. Neither Barclays nor Edge Healthcare Partners assumes any responsibility for updating or revising its opinion based on events or circumstances that may occur after June 26, 2014.

Each of Barclays’ and Edge Healthcare Partners’ opinions addresses only the adequacy from a financial point of view to the holders (other than Kindred and its affiliates), as of June 26, 2014, of the consideration proposed to be paid to such holders of Gentiva Common Shares pursuant to the Offer. Neither Barclays nor Edge Healthcare Partners expressed any opinion as to the relative merits of the Offer as compared to any strategic alternatives that may be available to the Company. Neither Barclays nor Edge Healthcare Partners expressed any view on, and their opinions do not address, the adequacy or fairness of the consideration proposed to be paid in the Offer or any other term or aspect of the Offer, to, or any consideration to be received in connection therewith by, Kindred and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or the nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Offer, whether relative to the consideration proposed to be paid to the holders of shares of Company Common Stock pursuant to the Offer or otherwise. Furthermore, neither Barclays nor Edge Healthcare Partners expressed any opinion as to any tax or other consequences that might result from the Offer, nor do their opinions address any legal, tax, regulatory or accounting matters, as to which Barclays and Edge Healthcare Partners understand that the Company has obtained such advice as it deemed necessary from qualified professionals. Neither Barclays nor Edge Healthcare Partners have been requested to opine as to, and their respective opinions do not in any manner address, the Gentiva Board’s underlying business decision to recommend that the holders of Gentiva Common Shares reject the Offer. Neither Barclays nor Edge Healthcare Partners expressed any opinions as to the prices at which the Gentiva Common Shares will trade at any time.

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ANNEX C

Text of Press Release Issued by Gentiva on July 9, 2014

GENTIVA ANNOUNCES PRELIMINARY ESTIMATES FOR 2014 SECOND QUARTER

Net revenues equal to or in excess of $496 million; Adjusted EBITDA equal to or in excess of $52 million and adjusted income attributable to Gentiva stockholders on a diluted basis equal to or in excess of $0.33 per share

Reaffirms FY 2014 guidance

Company posts investor presentation detailing reasons stockholders should reject Kindred’s grossly inadequate offer

Board urges stockholders not to tender their shares

ATLANTA, JULY 9, 2014—(BUSINESS WIRE)—Gentiva Health Services, Inc. (the “Company” or “Gentiva”) (NASDAQ:GTIV), one of the largest providers of home health, hospice and community care services in the United States, today said the Company anticipates results from continuing operations for the second quarter ended June 30, 2014, to be equal to or in excess of the following: net revenues of $496 million, adjusted EBITDA of $52 million, and adjusted income attributable to Gentiva stockholders on a diluted basis of $0.33 per share. The Company also furnished an investor presentation to the Securities and Exchange Commission (“SEC”) outlining the reasons that its Board of Directors (the “Board”) has recommended stockholders reject Kindred Healthcare, Inc.’s (“Kindred”) unsolicited and grossly inadequate offer.

“Gentiva’s continued momentum in the second quarter of 2014 reflects the success of the changes and strategic investments the Company has made over the past year,” said Rod Windley, Executive Chairman of Gentiva. “We strongly believe that today’s announcement provides further evidence that Gentiva’s strategy to increase stockholder value is working, reinforcing that Kindred’s offer grossly undervalues Gentiva and is not in the best interest of Gentiva stockholders.”

Gentiva’s Board is confident that its strategic plan will translate into significantly more value for Gentiva’s stockholders than Kindred’s offer. The reasons outlined in the presentation for stockholders to reject the offer include:

Kindred’s opportunistic offer substantially undervalues Gentiva

•	The timing of the offer seeks to exploit a temporary decline in Gentiva’s share price;

•	Kindred’s offer attempts to set a value for Gentiva before the Company’s financials fully reflect the benefits of recent and substantial strategic initiatives and investments;

•	Applying Gentiva’s peers’ average valuation multiple to the mid-point of Gentiva’s recently released 2014 Adjusted EBITDA guidance implies a standalone stock price significantly higher than Kindred’s offer, even before accounting for expected synergies and a control premium;

•	Gentiva’s scale as one of the largest providers of home-based healthcare services in the nation, the diversity of its services, as well as its superior operating margins make it an industry leader; and

•	Industry leaders within the healthcare services sector have historically traded and/or transacted at premium valuations as compared to their respective peer groups.

Kindred’s proposal would eliminate the ability of Gentiva’s stockholders to capture the significant value and upside associated with:

•	The continued integration of Harden;

•	The strategic and operational efficiencies of One Gentiva;

•	The management, technology and other recent infrastructure investments Gentiva has made to strengthen the Gentiva operational platform; and

•	Industry trends that increasingly favor cost-effective care provided in the home.

The Gentiva Board encourages all stockholders to view the presentation, which has also been posted on the Investors section of the Company’s website, and urges stockholders not to tender their shares to Kindred.

These results are subject to completion of the quarter end close process, as well as the Company’s quarterly financial and accounting procedures, and the Company’s actual results could vary from these estimates. Gentiva plans to issue its final and full second quarter 2014 financial results on August 5, 2014.

Full-Year 2014 Outlook

Gentiva reaffirmed its full-year 2014 outlook. Net revenues are expected to be in the range of $1.9 billion to $2.1 billion, Adjusted EBITDA is expected to be in the range of $177 million to $195 million, and adjusted income attributable to Gentiva stockholders is expected to be in the range of $0.85 to $1.15 on a diluted per share basis.

Gentiva’s 2014 outlook includes the full-year impact of its Harden acquisition and the final 2014 Medicare home health and hospice reimbursement rates issued by the Centers for Medicare and Medicaid Services (CMS). The 2014 outlook excludes any ongoing losses from closed locations as the operations are wound down.

Non-GAAP Financial Measures

The information provided in this press release reflects non-GAAP financial measures, Adjusted EBITDA and adjusted income attributable to Gentiva stockholders, as defined under SEC rules. Adjusted EBITDA and adjusted income attributable to Gentiva stockholders exclude charges related to restructuring, legal settlements, acquisition and integration activities, losses on closed locations and other special items. Management uses Adjusted EBITDA and adjusted income attributable to Gentiva stockholders to compare operating results to other companies in the healthcare industry and should not be considered in isolation or as a substitute for the comparable GAAP measure.

A reconciliation of Adjusted EBITDA and adjusted income attributable to Gentiva stockholders to net income, the most directly comparable GAAP measure, is not accessible on a forward-looking basis without unreasonable effort due to the inherent difficulties in predicting the costs of restructuring, legal settlements and merger and acquisition activities and the impact of any future acquisitions or divestitures, which can fluctuate significantly and may have a significant impact on net income.

About Gentiva Health Services, Inc.

Gentiva Health Services, Inc. is one of the nation’s largest providers of home health, hospice and community care services, delivering innovative, high quality care to patients across the United States. Gentiva is a single source for skilled nursing; physical, occupational, speech and neurorehabilitation services; hospice services; social work; nutrition; disease management education; help with daily living activities; and other therapies and services. GTIV-G

Forward-Looking Statements

This press release contains statements that are forward looking. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” “likely,” “estimate,” “may,”

“continue,” “deliver,” and similar expressions of a future or forward-looking nature. These statements include, but are not limited to: the long-term value of strategic investments including One Gentiva and GentivaLink; the effects of scale and market position in the healthcare industry; the home health and hospice industry’s being poised for growth due to a rapidly expanding base of Medicare-eligible and dual-eligible patients and a return to more stable reimbursement trends; our prospects for continued growth and stockholder value creation; and the view that under the terms of Kindred’s offer, our stockholders would sacrifice real value and opportunity. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Gentiva to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Gentiva assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include: general economic and business conditions; demographic changes; changes in, or failure to comply with, existing governmental regulations; impact on Gentiva of healthcare reform legislation and its implementation through governmental regulations; legislative proposals for healthcare reform; changes in Medicare, Medicaid and commercial payer reimbursement levels; the outcome of any inquiries into Gentiva’s operations and business practices by governmental authorities; compliance with any corporate integrity agreement affecting Gentiva’s operations; effects of competition in the markets in which Gentiva operates; liability and other claims asserted against Gentiva; ability to attract and retain qualified personnel; ability to access capital markets; availability and terms of capital; loss of significant contracts or reduction in revenues associated with major payer sources; ability of customers to pay for services; business disruption due to severe weather conditions, natural disasters, pandemic outbreaks, terrorist acts or cyber attacks; availability, effectiveness, stability and security of Gentiva’s information technology systems; ability to successfully integrate the operations of acquisitions Gentiva may make and achieve expected synergies and operational efficiencies within expected time-frames; ability to maintain compliance with financial covenants under Gentiva’s credit agreement; effect on liquidity of Gentiva’s debt service requirements; changes in estimates and judgments associated with critical accounting policies and estimates; and other factors described in other documents filed by Gentiva with the SEC.

Additional Information

This press release does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the tender offer for the shares of Gentiva commenced by Kindred Healthcare Development 2, Inc. and Kindred Healthcare, Inc., Gentiva has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF GENTIVA ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain free copies of the solicitation / recommendation statement and other documents filed with the SEC by Gentiva free of charge through the website maintained by the SEC at www.sec.gov. In addition, Gentiva has made information relating to the tender offer available online at http://investors.gentiva.com/sec.cfm.

# # #

Financial and Investor Contact:

Gentiva

Eric Slusser

770-951-6101

eric.slusser@gentiva.com

or	John Mongelli

770-951-6496

john.mongelli@gentiva.com

Media Contact:

Kekst and Company

Tom Davies

212-521-4873

Thomas-davies@kekst.com

or	Lissa Perlman

212-521-4830

Lissa-perlman@kekst.com

Additional Investor Contact:

MacKenzie Partners, Inc.

Bob Marese

212-929-5500

ANNEX D

Gentiva’s Investor Presentation dated July 9, 2014

Gentiva®

Gentiva:

A Leader in Home-Based Care

July 2014

Forward-Looking Statements

This presentation contains statements that are forward looking. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” “likely,” “estimate,” “may,” “continue,” “deliver,” and similar expressions of a future or forward-looking nature. These statements include, but are not limited to: the long-term value of strategic investments including One Gentiva and GentivaLink; the effects of scale and market position in the healthcare industry; the home health and hospice industry’s being poised for growth due to a rapidly expanding base of Medicare-eligible and dual-eligible patients and a return to more stable reimbursement trends; our prospects for continued growth and stockholder value creation; and the view that under the terms of Kindred’s Offer, our stockholders would sacrifice real value and opportunity. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Gentiva to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Gentiva assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include: general economic and business conditions; demographic changes; changes in, or failure to comply with, existing governmental regulations; impact on Gentiva of healthcare reform legislation and its implementation through governmental regulations; legislative proposals for healthcare reform; changes in Medicare, Medicaid and commercial payer reimbursement levels; the outcome of any inquiries into Gentiva’s operations and business practices by governmental authorities; compliance with any corporate integrity agreement affecting Gentiva’s operations; effects of competition in the markets in which Gentiva operates; liability and other claims asserted against Gentiva; ability to attract and retain qualified personnel; ability to access capital markets; availability and terms of capital; loss of significant contracts or reduction in revenues associated with major payer sources; ability of customers to pay for services; business disruption due to severe weather conditions, natural disasters, pandemic outbreaks, terrorist acts or cyber attacks; availability, effectiveness, stability and security of Gentiva’s information technology systems; ability to successfully integrate the operations of acquisitions Gentiva may make and achieve expected synergies and operational efficiencies within expected time-frames; ability to maintain compliance with financial covenants under Gentiva’s credit agreement; effect on liquidity of Gentiva’s debt service requirements; changes in estimates and judgments associated with critical accounting policies and estimates; and other factors described in other documents filed by Gentiva with the SEC.

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Additional Information

This presentation does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the tender offer for the shares of Gentiva commenced by Kindred Healthcare Development 2, Inc. and Kindred Healthcare, Inc., Gentiva has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF GENTIVA ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain free copies of the solicitation / recommendation statement and other documents filed with the SEC by Gentiva free of charge through the website maintained by the SEC at www.sec.gov. In addition, Gentiva has made information relating to the tender offer available online at http://investors.gentiva.com/sec.cfm.

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Contents

Response to Kindred’s Proposal

Financial Outlook

Gentiva Overview and Growth Drivers

Attractive Post Acute Industry Trends

Conclusion

Appendix

Key Dates

On April 14, 2014, Kindred made an unsolicited, non-binding proposal to acquire Gentiva for $13.00/share in cash/Kindred common stock

- This followed a verbal offer of $13.25/share in cash/Kindred common stock received on April 9, 2014

- After a thorough review and evaluation, Gentiva’s Board of Directors (the “Board”) unanimously rejected this proposal

On May 5, 2014, Kindred made an unsolicited, non-binding proposal to acquire Gentiva for $14.00/share in cash/Kindred common stock

- After a thorough review and evaluation, the Board unanimously rejected this proposal

On May 15, 2014, Kindred publicly announced its previous unsolicited and non-binding proposals

On June 17, 2014, Kindred commenced a conditional tender offer (the “Offer”) for Gentiva’s shares for $14.50/share in cash

On June 30, 2014, the Board, after careful consideration and consultation with Gentiva’s legal and financial advisors, unanimously rejected Kindred’s unsolicited tender offer

- Barclays and Edge Healthcare Partners rendered oral inadequacy opinions to the Board

Gentiva’s Key Reasons for Rejection

Kindred’s opportunistic and conditional proposal significantly undervalues Gentiva

Fails to appropriately value Gentiva on a fundamental basis and relative to its comparable public peers

Undervalues the Company based on healthcare industry leaders that command premium valuations, as highly strategic assets

Timing of the Offer exploits a temporary decline in the Company’s stock price

Kindred’s proposal would eliminate the ability of Gentiva’s shareholders to capture the substantial value and upside associated with:

- The continued integration of Harden

- The strategic and operational efficiencies of One Gentiva

- The management, technology and other recent infrastructure investments Gentiva has made to strengthen the Gentiva operational platform

- Industry trends that increasingly favor cost-effective care provided in the home

Gentiva’s Board of Directors is confident that the Company’s plan will create significantly more value than Kindred’s hostile, unsolicited proposal

Opportunistic Timing of Proposal

Kindred’s proposal was timed to exploit a temporary decrease in Gentiva’s share price following Q4 2013 earnings

Gentiva One Year Stock Performance

$20.00 $18.00 $16.00 $14.00 $12.00 $10.00 $8.00 $6.00 $4.00 $2.00 $0.00 7/7/2013

10/18/2013: Completes acquisition of Harden Home Healthcare Services

3/4/2014: Announces reported Q4’13

6/2/2014: Reaffirms FY 2014 net revenue outlook; Net revenues guided at $1.9 - $2.1Bn, Adj. EBITDA guided at $177mm - $195mm, and EPS guided at $0.85-$1.15

6/16/2014: Kindred announces all cash Tender Offer at $14.50 per share and concurrently announces 9mm share follow -on offering

4/14/2014: Receipt of 1st written Kindred Offer (private); $13.00 per share, 50/50 Cash/Stock mix

5/5/2014: Receipt of 2nd Kindred Offer (private); $14.00 per share, 50/50 Cash/Stock mix

5/7/2014: Annual Shareholders Meeting & annoucement of reported Q1’14

6/30/2014: Gentiva’s Board unanimously rejects Kindred’s $14.50/share cash offer

$15.25

7/1/2014: CMS releases proposed home health regulations for CY 2015 indicating a ~ 0.3% decrease to Medicare home health payments

5/15/2014: Kindred “Bear Hug” offer at $14.00 per share, 50/50 Cash/Stock mix

10/4/2013 1/3/2014 4/4/2014 7/7/2014

Source: FactSet Market Data as of July 7, 2014.

Opportunistic Timing of Proposal – cont.

- **Kindred's proposal is an attempt to set a value for Gentiva before the Company's financials fully reflect Harden's earnings, associated Harden synergies and operational improvements from the implementation of One Gentiva and other recent investments**
  - Subsequent to Kindred's initial overtures, Gentiva demonstrated material incremental improvements in Q1 2014 operating performance and expects to report equal to or in excess of $52.0 million in Q2 2014 Adjusted EBITDA

Gentiva Adjusted EBITDA by Quarter
($ in millions)



$60.0
$50.0
$40.0
$30.0
$20.0
04/14/14: Receipt of 1st written proposal at $13.00 per share in cash and stock
05/05/14: Receipt of 2nd written proposal at $14.00 per share in cash and stock
$39.1
$39.0
$35.3
$36.1
$41.7
≥$52.0
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014 Guidance

Note: Reported Q4 2013 Adjusted EBITDA has been adjusted for a hospice revenue billing adjustment of $6.9 million and an increase in Gentiva's self-insurance reserve of $7.6 million. Reported Q1 2014 Adjusted EBITDA has been adjusted for a $2.7 million weather impact. Additional information on these adjustments can be found on page 29 of this presentation in the Appendix.

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Proposal Significantly Undervalues Gentiva

Using the mid-point of Gentiva’s 2014 EPS and EBITDA guidance, and assuming the Company’s stock trades in line with its public industry peers, the Company believes Kindred’s proposal offers no premium to its shareholders, but rather a discount

Gentiva Implied Trading Stock Prices Using Comparable Peers

Enterprise Value / 2014E EBITDA

$26.93

$16.84

$14.82

$14.31

$18.22

$14.50

11.3x 9.3x 8.9x 8.8x 9.6x

Addus HealthCare ALMOSTfamily LHC GROUP CHEMED Mean

2014E P/E

$21.10

$18.80

$18.03

$16.10

$16.10

$14.50

21.1x 16.1x 18.8x 16.1x 18.0x

Addus HealthCare ALMOSTfamily LHC GROUP CHEMED Mean

Note: Prior to its pre-announced Q2 earnings, Amedisys traded at 16.8x IBES consensus estimates and, as a result, was excluded form this analysis.

Note: Share price information as of July 7, 2014. Multiples are derived from IBES consensus estimates. LHC Group’s enterprise value and EBITDA have been adjusted for minority interest.

Based upon Gentiva’s more recent performance and expectations for 2014 and beyond, the Company believes Kindred’s offer is grossly inadequate and any suggested premium is artificially inflated

Proposal Significantly Undervalues Gentiva – cont.

Gentiva has significantly greater scale than its public competitors combined with a greater diversity of patient-centered and cost effective services

These benefits are clearly recognized and highlighted by Kindred in their public statements, but not adequately reflected in their offer price

Gentiva Scale Comparison

($ in millions)

$488

496

396

$299

310

$164

234

$120

128

$72

GENTIVA Amedisys LHC GROUP ALMOSTfamily Addus HealthCare

Q1 2014 Revenue Locations

Q1 2014 Adjusted EBITDA Margin Comparison

8.0%

6.2%

5.9%

5.8%

1.8%

GENTIVA Amedisys LHC GROUP ALMOSTfamily Addus HealthCare

Source: Location count and financial information are from company Q1 2014 filings. Locations for AFAM and AMED are from each company’s latest investor presentation. Note: Adjusted EBITDA excludes one-time items as reported by each company, less reported minority interest.

Proposal Significantly Undervalues Gentiva – cont.

	Sector	Company
Trading	Managed Care	UnitedHealthcare
Trading	Hospitals	HCA Hospital Corporation of America
Trading	Healthcare IT	Cerner
Trading	Pharmacy Service	Omnicare
Transactions	Home Infusion	CORAM
Transactions	Home Oxygen & DME	LINCARE
Transactions	Hospice	OdysseyHealthCare Big hearts. Better care.
Transactions	Long Term Care	HCR ManorCare

Like Gentiva, these companies are leaders in their respective sub-sectors

Driven by their scale and superior operating profile, these companies have historically traded and/or transacted at premium valuations compared to their respective peer groups

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Contents

Response to Kindred’s Proposal

Financial Outlook

Gentiva Overview and Growth Drivers

Attractive Post Acute Industry Trends

Conclusion

Appendix

Preliminary Q2 2014 Results

Following the positive momentum during Q1 2014 and based upon its preliminary information, Gentiva expects better than anticipated quarter over quarter performance in Q2 2014

The Company believes this continued momentum is the direct result of the initiatives and investments its management has made over the last year. For the second quarter of 2014, Gentiva expects:

Net Revenue equal to or in excess of $496.0 million

Adjusted EBITDA equal to or in excess of $52.0 million

Adjusted income attributable to Gentiva shareholders on a diluted basis equal to or in excess of $0.33 per share

Note: Adjusted income attributable to Gentiva shareholders and Adjusted EBITDA exclude charges related to restructuring, legal settlements, acquisition and integration activities, losses on closed locations and other special items.

Leverage Profile Magnifies Value Creation

Maintaining a prudent leverage ratio has allowed Gentiva to generate scale and service diversity with only limited shareholder dilution

Management has continually refined Gentiva’s business model to preserve margins and strong cash flows despite rate and regulatory pressures

As the Harden integration, One Gentiva and other investments drive stronger cash flow and operational efficiencies, any value growth will translate into materially higher per share growth

Based upon the Company’s recent performance, it is highly comfortable with its financial structure

Later in 2014, Gentiva may refinance its senior notes and other long-term debt to potentially reduce cash interest expense

10% Growth in Enterprise Value (“EV”) ($ in billions) Results in 30% Stock Price Growth ($ per share)

10% EV Increase $1.8 30% Increase in Stock Price

$1.7

Illustrative Analysis $0.6 $0.7

$19.79

$15.25

$1.1 $1.1

Current 10% EV Growth Current 10% EV Growth

Net Debt Equity Value

Note: Based on share price information as of July 7, 2014. Balance sheet data as of March 31, 2014.

Home Health Reimbursement Update

On July 1, 2014, CMS released its proposed home health regulations for 2015 indicating a 0.3% decrease to Medicare home health payments. Following a 60-day public comment period, a final rule is expected to be announced during Q4 2014. Key elements of the proposed rule include:

A 2.6% increase in the market basket

An offset to the market basket of -0.4% for a productivity adjustment

A 2.8% reduction associated with the second year of rebasing of the standardized national average episodic rate

Proposed elimination of the physician narrative requirement and a modification of therapy reassessments

Changes in the calculation of the home health wage index

Industry analysts have noted that the proposed 2015 rule is slightly better than their expectations

Contents

Response to Kindred’s Proposal

Financial Outlook

Gentiva Overview and Growth Drivers

Attractive Post Acute Industry Trends

Conclusion

Appendix

Gentiva Highlights 17 (1) Includes one-time adjustments outlined on page 29 of this presentation in the Appendix. (2) Based on share price information as of July 7, 2014. (3) Balance sheet information as of March 31, 2014. Summary Statistics 2013 Home Health Episodes: 293,200 2013 Hospice Average Daily Census: 12,900 Total Locations: 496 Home Health 293 Hospice 168 Community Care 35 Total Number of Employees: 47,000 Management & Corporate Governance Independent Lead Director Six Out of Nine Directors are Independent Diversified Experience in Public Sector, Healthcare, Accounting, Finance and Technology Substantial Experience with Major Corporate Actions Board Owns a Significant Number of Shares and is Committed to Maximizing Shareholder Value Financial Metrics 2013 Net Revenue: $1.7 bn 2014E Net Revenue Guidance: $1.9 - $2.1 bn 2013 Pro Forma EBITDA(1): $149.5 mm 2014E EBITDA Guidance: $177.0 - $195.0 mm Market Capitalization(2): $566.2 mm Net Debt(3): $1.1 bn Enterprise Value: $1.7 bn Gentiva is one of the nation’s largest providers of home health, hospice and community care services

Geographic Reach and Market Density

Gentiva has a broad geographic scope with a growing number of home health, hospice and community care locations in overlapping markets. Gentiva's market density and breadth of service represent differentiating factors that are important to patients and referral sources



WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
KY
TN
MS
AL
GA
FL
SC
NC
OH
WV
VA
PA
MD
DC
DE
NJ
NY
VT
NH
MA
CT
RI
ME
Key
Home Health
Hospice
Community Care

Provides services in 40 states with increasing density and scale

18

Gentiva Now and In the Future

Gentiva is expanding its established position as the largest provider of home-based healthcare services in the nation

- Gentiva’s critical mass, growing market density and significant investments in systems and infrastructure are helping to drive operational efficiencies

- The Company’s national scope and scalable systems allow it to capture the significant future industry consolidation opportunities as smaller providers struggle to adapt to the changing regulatory and reimbursement landscape

- Gentiva’s leverage accelerates value enhancement for its shareholders as the Company is able to drive increasing bottom line performance

Well Defined Growth Strategy

Increasing Shareholder Value

Growth Drivers:

Market share and density

Capture dual-eligible patients

Optimization initiatives

Sales model realignment and expansion

Financial Objectives:

Organic volume and census growth

Leverage scale to drive cost efficiencies and technology

Continue deleveraging the balance sheet through strong cash generation

Operating Foundation

Integrated operational and clinical systems allow for real-time metric-driven decision-making

Size and scale allow Gentiva to leverage its infrastructure as the Company increases its market density

Gentiva Growth Drivers

Market Share and Density

As hospitals seek to address readmissions concerns, they are seeking partners with established scale and market density

Drive increased volumes through coordination of care in overlapping markets

Absorb low performing / sub-scale providers in overlapping geographies

Capture Dual-Eligible Patients

Increase appropriate internal referrals

Position Gentiva as a single solution for referral sources seeking a variety of home-based services

Optimization Initiatives

One Gentiva anticipated to generate cost savings of approximately $23 million on an annualized basis

Continued roll-out of GentivaLink

Leverage continued education efforts to be a leader in compliance and documentation

Sales Model Realignment and Expansion

Benefit from recently refined sales model

Improved coordination between service lines through One Gentiva

Contents

Response to Kindred’s Proposal

Financial Outlook

Gentiva Overview and Growth Drivers

Attractive Post Acute Industry Trends

Conclusion

Appendix

Rapidly Expanding Medicare Opportunity

According to the United States Census Bureau, approximately 10,000 individuals become Medicare-eligible every day

U.S. Population 65 Years and Older

(in millions)

90.0

80.0

70.0

60.0

50.0

40.0

30.0

20.0

10.0

0.0

79.7

72.8

77.3

65.1

56.0

47.7

20.3%

20.9%

21.0%

18.8%

16.8%

14.8%

30.0%

25.0%

20.0%

15.0%

10.0%

5.0%

0.0%

2015E

2020E

2025E

2030E

2035E

2040E

65+ Population

% of Total Population

Source: U.S. Census Bureau, 2012.

Growing Dual-Eligible Population

Approximately 20% of all Medicare recipients and 15% of all Medicaid recipients are eligible for dual enrollment in both programs representing a significant avenue for future growth

Dual-Eligible Composition

Medicare

38.6 Million

Dual-Eligibles

9.2 Million

Medicaid

54.8 Million

Total Medicare Beneficiaries,

47.8 Million

Total Medicaid Beneficiaries,

64.0 Million

Source: MedPAC and MACPAC Data Book: Beneficiaries Dually Eligible for Medicare and Medicaid – December 2013.

Home Care: The Cost Containment Solution

As demand for services increases, payors of all types will seek out ways to provide quality services in the lowest cost setting possible

Home care represents approximately 15% of the daily cost of care in a skilled nursing facility and less than 2% of the daily cost of care provided in an acute care hospital

Medicare Cost per Day by Setting

$50

$300

$1,280

$1,300

$3,000

Home Health

SNF

IRF

LTACH

Acute Care Hospital

Source: Industry research.

Contents

Response to Kindred’s Proposal

Financial Outlook

Gentiva Overview and Growth Drivers

Attractive Post Acute Industry Trends

Conclusion

Appendix

Gentiva: A Compelling Investment

Demographic changes driving growth for the foreseeable future

Strong Industry Growth Drivers

Cost containment pressures incentivizing payors to promote home-based care

Shift in patient preference towards care in non-acute settings

110,000 patients served daily through 496 locations across the U.S.

Market density, particularly in attractive Southeastern markets

Leading, National

Poised to benefit from continued expansion of dual-eligibles

Provider with Scale & Service Diversity

Integrated operational and clinical systems enhance patient outcomes and manage costs

Experienced and deep executive team

Industry-leading EBITDA margins

Attractive Financial

Proven ability to mitigate reimbursement and regulatory changes

Profile

Low capital expenditure requirements and strong operating cash flow

Contents

Response to Kindred’s Proposal

Financial Outlook

Gentiva Overview and Growth Drivers

Attractive Post Acute Industry Trends

Conclusion

Appendix

Reconciliation of Non-GAAP Financial Measures

Reconciliation of Pro Forma and Adjusted EBITDA

($ in millions)

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014
Pro Forma EBITDA	$ 39.1	$ 39.0	$ 35.3	$ 36.1	$ 41.7
Hospice Revenue Billing Adjustment	-	-	-	(6.9)	-
Increase in Self-Insurance Reserve	-	-	-	(7.6)	-
Impact of Weather	-	-	-	-	(2.7)
Adjusted EBITDA	39.1	39.0	35.3	21.6	39.0
Restructuring, Legal Settlement and Acquisition and Integration Costs	(0.1)	(0.7)	(1.7)	(25.0)	(5.3)
Impact of Closed Locations	-	-	-	(4.6)	(1.8)
Goodwill and Other Long-Lived Asset Impairment	(224.3)	-	-	(386.1)	-
EBITDA	(185.4)	38.3	33.6	(394.1)	31.9
Depreciation and Amortization	(4.8)	(4.7)	(4.4)	(6.2)	(6.4)
Interest Expense and Other, Net	(22.3)	(22.1)	(22.3)	(43.6)	(24.5)
(Loss) / Income Before Income Taxes	(212.5)	11.4	6.9	(443.8)	0.9
Income Tax Benefit / (Expense)	5.4	(4.8)	(3.0)	42.0	(0.4)
Net (Loss) / Income	(207.1)	6.6	3.8	(401.8)	0.5
Less: Net Income Attributable to Noncontrolling Interests	(0.1)	(0.2)	(0.1)	(0.1)	(0.2)
Net (Loss) / Income Attributable to Gentiva Shareholders	$ (207.2)	$ 6.3	$ 3.7	$ (401.9)	$ 0.3

Note: Adjusted and Pro Forma EBITDA, non-GAAP financial measures, are defined as income before interest expense (net of interest income), income taxes, depreciation and amortization, special charges and other items. Management uses Adjusted and Pro Forma EBITDA to evaluate overall performance and compare current operating results with other companies in the healthcare industry. Adjusted and Pro Forma EBITDA should not be considered in isolation or as a substitute for income from continuing operations, net income, operating income or cash flow statement data determined in accordance with accounting principles generally accepted in the U.S. Because Adjusted and Pro Forma EBITDA are not measures of financial performance under accounting principles generally accepted in the United States and is susceptible to varying calculations, it may not be comparable to similarly titled measures in other companies.
Note: Items may not tie due to rounding.

29